Exhibit 99.1

EUDA Health Expands Helixé Product Line with Launch of Regenixé iPSC-Derived Skin Stem Cell Secretome Mask

SINGAPORE, June 01, 2026 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (NASDAQ: EUDA) (“EUDA” or the “Company”), a Singapore-based non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia and China, today announced it is expanding the Helixé product line with the launch of the Regenixé iPSC-derived Skin Stem Cell Secretome Mask (“Regenixé Mask”), a beauty product developed by Chemokine Pte Ltd (“Chemokine”).

EUDA holds the exclusive global distributorship rights for Helixé products, that includes but is not limited to, a next-generation immune health supplement, from Chemokine, a Singapore-based biotech company focused on molecular supplements and gene-modulating formulations.

Regenixé Mask is formulated with iPSC-derived skin stem cell secretome technology and cellulose mask technology designed to support skin hydration, brightening, and overall recovery. EUDA believes secretome-based skincare products represent a growing category within the premium beauty and wellness market. According to Mordor Intelligence’s Face Mask Market Report, the global face mask market is estimated to be approximately US$7.95 billion in 2026 and is forecast to reach approximately US$9.08 billion by 2031, driven by growing consumer demand for skincare, beauty, and wellness products. Asia-Pacific remains one of the largest regions for facial masks and skincare products, led by demand from China, South Korea, Japan, and Southeast Asia.

EUDA intends to leverage its established distribution networks and regional wellness partnerships in Malaysia and China to drive sales and distribution of the Regenixé Mask and expand the broader Helixé product line across the Asia-Pacific region.

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over approximately 1.8 billion people across the region which are experiencing significant demographic shifts as more than approximately 30% of the population ages rapidly. EUDA believes that by offering innovative, accessible, and science-backed health solutions, it is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward-Looking Statements

Certain statements in this press release that are not historical facts constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The factors may include, but not be limited to, factors related to the Company’s anticipated growth strategies, future business development, ability to develop new products, expand to other related industries or markets, and other information detailed from time to time in the filings and future filings with the United States Securities and Exchange Commission. The views expressed are those of management and are based on currently available information. Estimates and projections contained herein have been prepared by management and involve significant elements of subjective judgment and analysis and are based on certain assumptions. No representation nor warranty, expressed or implied, is made as to the accuracy or completeness of the information contained in this document, and nothing contained herein is, or shall be relied upon, as a promise or representation, whether as to the past or the future. You are cautioned not to place undue reliance on these forward-looking statements.

This press release is intended solely for informational purposes and is not to be construed as an offer to sell or the solicitation of an offer to buy the Company’s stock. This press release is based upon information available to the public, as well as other information from sources which management believes to be reliable, but is not guaranteed by the Company as being accurate nor does it purport to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice. Except for ongoing obligations of the Company to disclose material information under the federal securities laws, the Company does not undertake any obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

Christensen Advisory
Christian Arnell
Phone: + 852 9040 0621
Email: christian.arnell@christensencomms.com